The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus and prospectus supplement  do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Pricing Supplement (To Prospectus dated March 30, 2018 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

US$

FLOATING – TO – FIXED RATE NOTES DUE MAY 30, 2023

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	100% of the principal amount of the Notes	Series:	Global Medium-Term Notes, Series A
Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC and the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this preliminary pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Original Trade Date:	May 24, 2018	Maturity Date:	May 30, 2023
Original Issue Date:	May 30, 2018	Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
CUSIP/ISIN:	06746XCW1 / US06746XCW11
Reference Rate:	3-month LIBOR
Interest Rate:

For each Interest Period commencing on or after the Original Issue Date to but excluding November 30, 2020 (the “Floating Rate Period”), the interest rate per annum will be equal to the greater of (a) the sum of the Reference Rate and the Spread and (b) the Minimum Interest Rate.

For each Interest Period commencing on or after November 30, 2020 to but excluding the Maturity Date (the “Fixed Rate Period”), the interest rate per annum will be equal to the Fixed Rate.

Fixed Rate:	3.90% per annum
Spread:	0.35% per annum
Minimum Interest Rate:	0.00% per annum
Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PPS-2 of this preliminary pricing supplement.

[Terms of Note continue on the following page]

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC(1)
Per Note	100%	1.50%	98.50%
Total	$	$	$

(1) Barclays Capital Inc. will receive commissions from the Issuer equal to 1.50% of the principal amount of the Notes, or $15.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PPS–3 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Interest Payment Dates:	Payable quarterly in arrear on the 30th day of each February, May, August and November, commencing on August 30, 2018 and ending on the Maturity Date.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates:	For any Interest Period during the Floating Rate Period, the first day of such period.
Interest Determination Dates:	Two London Business Days prior to the relevant Interest Reset Date.
Business Day Convention/Day Count Fraction:	Following, unadjusted; 30/360
Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in New York City generally are authorized or obligated by law, regulation, or executive order to be closed.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Agent:	Barclays Capital Inc.

You should read this preliminary pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.  As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-1

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

PPS-2

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Issuer Credit Risk— The Notes are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•                  You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this preliminary pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                  Reference Rate / Interest Payment Risk—Because any interest payments on the Notes during the Floating Rate Period will be based on a floating rate of interest, you will be exposed to risks not associated with a conventional fixed-rate debt instrument.  These risks include fluctuation of the applicable Interest Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods.  We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results.  In recent years, interest rates have been volatile, and volatility also could be characteristic of the future.  It is possible that the Reference Rate could decline significantly, including to a rate equal to or less than zero.  If the Reference Rate were to decline to a level such that the sum of the Reference Rate and the Spread did not result in a rate greater than the Minimum Interest Rate for any Interest Period during the Floating Rate Period, you would receive an interest payment based on the Minimum Interest Rate on the related Interest Payment Date. Because the Minimum Interest Rate is set to 0.00%, you would receive no interest payment for any Interest Period where the sum Reference Rate and the Spread were equal to or less than the Minimum Interest Rate.   In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC may be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

PPS-3

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest— We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to interest rates, including the Reference Rate. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will determine any values of the Reference Rate and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Uncertainty About the Future of LIBOR May Adversely Affect the Notes —On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of securities that are linked to or otherwise related to LIBOR, such as the Notes. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates during the term of the Notes, your return on the Notes and the trading market for LIBOR-based securities.

•                  Historical Performance of the Reference Rate Should Not Be Taken as Any Indication of the Future Performance of the Reference Rate Over the Term of the Notes — The historical performance of the Reference Rate is not an indication of the future performance of the Reference Rate over the term of the Notes. Therefore, the performance of the Reference Rate over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Rate.

PPS-4

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the Reference Rate, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Reference Rate;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS-5

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, during the Floating Rate Period, the effective per annum Interest Rate payable on the Notes on each Interest Payment Date will be a floating rate calculated as described under Interest Rate above.  The following illustrates the process by which the Interest Rate and interest payment amount are determined for each Interest Period during the Floating Rate Period.

For each Interest Period during the Fixed Rate Period, the interest rate per annum will be equal to the Fixed Rate.

Interest Rate Calculation

Step 1: Determine the value of the Reference Rate for the Interest Period

For each Interest Period during the Floating Rate Period, a per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the Reference Rate on the Interest Determination Date relating to that Interest Reset Date.  For further information concerning the Interest Determination Dates for the Reference Rate, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the accompanying prospectus supplement.

Step 2: Calculate the applicable Interest Rate for each Interest Period

For each Interest Period during the Floating Rate Period, once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent then will determine the per annum Interest Rate for that Interest Period by calculating the sum of the Reference Rate and the Spread.  If the sum of the Reference Rate and the Spread is less than the Minimum Interest Rate, the Interest Rate for that Interest Period will equal the Minimum Interest Rate.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for any given Interest Payment Date during the Floating Rate Period.  The hypothetical Reference Rate values have been chosen for illustrative purposes only and may not represent actual likely Reference Rate values that will be relevant for calculating any payments on the Notes.  For historical Reference Rate values, please see the information set forth under the section titled “HISTORICAL INFORMATION” below.  For the purposes of these examples, we have assumed that the Minimum Interest Rate is equal to 0.00% per annum and the Spread is equal to 0.35%. We have further assumed that the Notes have quarterly Interest Payment Dates,  that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360) and that the principal amount of the Notes is $1,000.  These values and assumptions have been chosen arbitrarily for the purposes of the below examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate.  The specific terms for each issuance of Notes will be determined on the Original Trade Date.

PPS-6

Example 1:                              The Reference Rate is equal to 2.15%

Based on a Reference Rate equal to 2.15% and the Spread of 0.35%, the Interest Rate would be equal to 2.50% per annum (the sum of the Reference Rate and the Spread).

Effective Interest Rate = 2.50% x (90/360) = 0.625%

Interest Payment = $1,000 x 0.625% = $6.25

Example 2:                              The Reference Rate is equal to -0.15%

Based on a Reference Rate equal to -0.15% and the Spread of 0.35%, the Interest Rate would be equal to 0.20% per annum (the sum of the Reference Rate and the Spread).

Effective Interest Rate = 0.20% x (90/360) = 0.05%

Interest Payment = $1,000 x 0.05% = $0.50

Example 3:                              The Reference Rate is equal to -1.50%

Based on a Reference Rate equal to -1.50% and the Spread of 0.35%, the Interest Rate would be equal to -1.15% per annum (the sum of the Reference Rate and the Spread).  Because the Interest Rate is less than the Minimum Interest Rate, the Interest Rate applicable to such period is equal to the Minimum Interest Rate of 0.00%, which results in no interest payment on the related Interest Payment Date.

PPS-7

HISTORICAL INFORMATION

The following graph sets forth the Reference Rate for the period from January 1, 2008 to May 22, 2018.  The Reference Rate on May 22, 2018 was 2.33000%.  The historical performance of the Reference Rate should not be taken as an indication of its future performance.   Future performance of the Reference Rate may differ significantly from historical performance, and no assurance can be given as to the Reference Rate during the term of the Notes, including on the interest determination dates.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

PPS-8

TAX CONSIDERATIONS

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.

Assuming the treatment described above is correct, in the opinion of our special tax counsel, the Notes will be treated for U.S. federal income tax purposes as variable rate debt instruments that provide for a qualified floating rate (“QFR”) followed by a single fixed rate. Under Treasury regulations applicable to variable rate debt instruments, the Notes may be treated as issued with original issue discount (“OID”).

In order to determine the amount of qualified stated interest (“QSI”) and OID in respect of the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the fixed rate is converted to a QFR that would preserve the fair market value of the Notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the Notes). The rules described under “—Original Issue Discount Notes” in the accompanying prospectus supplement are then applied to the equivalent fixed rate debt instrument for purposes of calculating the amount of OID on the Notes. Under these rules, the Notes will generally be treated as providing for QSI at a rate equal to the lowest rate of interest in effect at any time under the equivalent fixed rate debt instrument, and any interest in excess of that rate will generally be treated as part of the stated redemption price at maturity and, therefore, as giving rise to OID.

QSI on the Notes will generally be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. If the Notes are issued with OID, you will be required to include the OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. If the Notes are not issued with OID, all stated interest on the Notes will be treated as QSI and will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting. If the amount of interest you receive on your Notes in a calendar year is greater than the interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the excess is treated as additional QSI taxable to you as ordinary income. Otherwise, any difference will reduce the amount of QSI you are treated as receiving and will therefore reduce the amount of ordinary income you are required to take into income.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

Information regarding the determination of QSI and the amount of OID, if any, on the Notes may be obtained by requesting them from Barclays Cross Asset Sales Americas, at (212) 528-7198.

Upon a sale or exchange (including redemption at maturity), you will generally recognize taxable income or loss equal to the difference between the amount realized on the sale or exchange (not including any amount attributable to accrued but unpaid QSI) and your tax basis in the Notes, which will generally equal the amount you paid to acquire the Notes, increased by the amount of OID (if any) previously included in income by you with respect to the Notes and reduced by any payments other than QSI received by you with respect to the Notes. This gain or loss will generally be long-term capital gain or loss if you have held the Notes for more than one year. The deductibility of capital losses is subject to limitation.

Non-U.S. Holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the interest payments (or OID, if any), although the Internal Revenue Service could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

PPS-9

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Benefit Plan Investor Considerations” in the prospectus supplement.

SUPPLEMENTAL TERMS OF THE NOTES

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Calculation Agent will determine LIBOR for each interest determination date during the Floating Rate Period as follows:

As of the interest determination date, LIBOR will be the arithmetic mean of the offered rates for deposits in the index currency having the index maturity designated in this pricing supplement, commencing on that interest determination date, that appear on the Designated Screen Page, as defined below, as of 11:00 a.m., London time, on that interest determination date, if at least two offered rates appear on the Designated Screen Page; except that if the Designated Screen Page, by its terms provides only for a single rate, that single rate will be used.

If (i) fewer than two offered rates appear on the Designated Screen Page and the Designated Screen Page does not by its terms provide only for a single rate or (ii) no rate appears on the Designated Screen Page and the Designated Screen Page by its terms provides only for a single rate, then the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent after consultation with us, to provide the Calculation Agent with its offered quotation for the rate of interest on deposits in the index currency for the period of the index maturity specified in this pricing supplement commencing on that interest determination date or, if pounds sterling is the index currency, commencing on that interest determination date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative of a single transaction in that index currency in that market at that time.

If at least two quotations are provided, LIBOR determined on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, LIBOR will be determined for the applicable interest reset date as the arithmetic mean of the rates quoted at approximately 11:00 a.m., London time , in the applicable principal financial center for the country of the index currency on that interest reset date, by three major banks in that principal financial center selected by the Calculation Agent, after consultation with us, for loans in the index currency to leading European banks, having the index maturity specified in this pricing supplement and in a principal amount that is representative of a single transaction in that index currency in that market at that time.

If fewer than three major banks in that principal financial center selected by the Calculation Agent provide quotes as set forth above, then the Calculation Agent, after consulting such sources as it deems comparable to the Designated Screen Page, or any such source it deems reasonable from which to estimate the LIBOR, shall determine LIBOR for that interest determination date in its sole discretion.

Notwithstanding the foregoing:

If the Calculation Agent determines in its sole discretion on or prior to the relevant interest determination date that LIBOR for deposits in the index currency having the index maturity designated in this pricing supplement has been discontinued or such rate has ceased to be published permanently or indefinitely, then the Calculation Agent shall use for the relevant interest determination date a successor or substitute rate that it has determined in its sole discretion to be (a) the industry-accepted successor rate to the discontinued LIBOR or (b) if no such industry-accepted successor rate exists, the most comparable substitute rate to the discontinued LIBOR; and

PPS-10

If the Calculation Agent has determined a successor or substitute rate in accordance with the foregoing, the Calculation Agent may make adjustments in its sole discretion to the business day convention, the day count convention, the definitions of business day and interest determination date and any other relevant methodology for calculating such successor or substitute rate, including, but not limited to, any adjustment it determines is needed to make such successor or substitute rate comparable to the discontinued LIBOR, in a manner that is consistent with industry-accepted practices for such successor or substitute rate for debt obligations such as the Notes.

The “index currency” means U.S. dollars.

“Designated Screen Page” means the screen page displayed by Reuters, Bloomberg or any other service that is specified in this pricing supplement, or any other page as may replace that page on that service, for the purpose of displaying the London interbank rates of major banks for the applicable index currency published by the administrator of LIBOR.

“Three-month LIBOR” means the rate displayed on the Designated Screen Page with a designated maturity of three months commencing on the interest reset date.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.  The Agent will commit to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date indicated on the cover of this document, which may be more than two business days following the Original Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two business days following the Original Trade Date, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

PPS-11

US$

BARCLAYS BANK PLC

FLOATING – TO – FIXED RATE NOTES DUE MAY 30, 2023

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED MARCH 30, 2018
  AND THE PROSPECTUS SUPPLEMENT DATED JULY 18, 2016)